                                  SCHEDULE 13D

                                                              Page 1 of 15 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                  LODGIAN, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   54021P 20 5
                                 (CUSIP Number)

                                Jonathan D. Gray
                              BRE/HY Funding L.L.C.
                           345 Park Avenue, 31st Floor
                            New York, New York 10154
                                 (212) 583-5000

                                 With a copy to:

                               Gregory Ressa, Esq.
                         Simpson Thacher & Bartlett LLP
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 25, 2004
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 15 Pages


CUSIP No.: 54021P 20 5
----------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
     BRE/HY Funding L.L.C.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP (See Instructions)                                      (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     OO

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
NUMBER OF               1,326,909

SHARES              ------------------------------------------------------------
                    8.  SHARED VOTING POWER
BENEFICIALLY            NONE

OWNED BY EACH       ------------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER
REPORTING               1,326,909

PERSON WITH         ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
                        NONE

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,326,909

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.41%(1)

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     OO
--------------------------------------------------------------------------------


----------
(1) Based on a total of 24,531,157 issued and outstanding shares of Common
    Stock.

                                                              Page 3 of 15 Pages


CUSIP No.: 54021P 20 5
----------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
     Blackstone Real Estate Partners III L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP (See Instructions)                                      (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     Not Applicable

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
NUMBER OF               1,326,909

SHARES              ------------------------------------------------------------
                    8.  SHARED VOTING POWER
BENEFICIALLY            NONE

OWNED BY EACH       ------------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER
REPORTING               1,326,909

PERSON WITH         ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
                        NONE

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,326,909

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.41%(2)

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------


----------
(2) Based on a total of 24,531,157 issued and outstanding shares of Common
    Stock.

                                  SCHEDULE 13D


                                                              Page 4 of 15 Pages


CUSIP No.: 54021P 20 5
----------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
     Blackstone Real Estate Associates III L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP (See Instructions)                                      (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     Not Applicable

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
NUMBER OF               1,326,909

SHARES              ------------------------------------------------------------
                    8.  SHARED VOTING POWER
BENEFICIALLY            NONE

OWNED BY EACH       ------------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER
REPORTING               1,326,909

PERSON WITH         ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
                        NONE

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,326,909

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.41%(3)

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------


----------
(3) Based on a total of 24,531,157 issued and outstanding shares of Common
    Stock.

                                                              Page 5 of 15 Pages


CUSIP No.: 54021P 20 5
----------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
     Blackstone Real Estate Management Associates III L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP (See Instructions)                                      (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     Not Applicable

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
NUMBER OF               1,326,909

SHARES              ------------------------------------------------------------
                    8.  SHARED VOTING POWER
BENEFICIALLY            NONE

OWNED BY EACH       ------------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER
REPORTING               1,326,909

PERSON WITH         ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
                        NONE

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,326,909

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.41%(4)

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------


----------
(4) Based on a total of 24,531,157 issued and outstanding shares of Common
    Stock.

                                                              Page 6 of 15 Pages


CUSIP No.: 54021P 20 5
----------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
     BREA III L.L.C.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP (See Instructions)                                      (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     Not Applicable

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
NUMBER OF               1,326,909

SHARES              ------------------------------------------------------------
                    8.  SHARED VOTING POWER
BENEFICIALLY            NONE

OWNED BY EACH       ------------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER
REPORTING               1,326,909

PERSON WITH         ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
                        NONE

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,326,909

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.41%(5)

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     OO
--------------------------------------------------------------------------------


----------
(5) Based on a total of 24,531,157 issued and outstanding shares of Common
    Stock.

                                  SCHEDULE 13D

                                                              Page 7 of 15 Pages


CUSIP No.: 54021P 20 5
----------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
     Peter G. Peterson
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP (See Instructions)                                      (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     Not Applicable

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
NUMBER OF               NONE

SHARES              ------------------------------------------------------------
                    8.  SHARED VOTING POWER
BENEFICIALLY            1,326,909

OWNED BY EACH       ------------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER
REPORTING               NONE

PERSON WITH         ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
                        1,326,909

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,326,909

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.41%(6)

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     IN
--------------------------------------------------------------------------------


----------
(6) Based on a total of 24,531,157 issued and outstanding shares of Common
    Stock.

                                  SCHEDULE 13D

                                                              Page 8 of 15 Pages


CUSIP No.: 54021P 20 5
----------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
     Stephen A. Schwarzman
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP (See Instructions)                                      (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     Not Applicable

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
NUMBER OF               NONE

SHARES              ------------------------------------------------------------
                    8.  SHARED VOTING POWER
BENEFICIALLY            1,326,909

OWNED BY EACH       ------------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER
REPORTING               NONE

PERSON WITH         ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
                        1,326,909

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,326,909

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.41%(7)

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     IN
--------------------------------------------------------------------------------


----------
(7) Based on a total of 24,531,157 issued and outstanding shares of Common
    Stock.

         This Amendment No. 1 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the "SEC") on December 5, 2002 (as it may be amended from time to time, the "Schedule 13D") with respect to the Common Stock, par value $0.01 per share ("Common Stock" or the "Shares"), of Lodgian, Inc., a Delaware corporation (the "Company"). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 1 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information set forth in Item 6 is hereby incorporated by reference into this Item 3.


ITEM 4.       PURPOSE OF TRANSACTION.

         The additional Shares held by BRE/HY were acquired as described in Item
6. The information set forth in Item 3 and Item 6 hereof is hereby incorporated by reference into this Item 4.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

         The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person or any of their respective members, officers, employees, affiliates or partners, as applicable, are, for the purposes of
Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of any securities covered by this
Schedule 13D for any purposes other than Section 13(d) or Section 13(g) of the Securities Act of 1934.

         On April 27, 2004, the board of directors of the Company authorized a 1-for-3 reverse stock split of Common Stock that became effective on April 30, 2004 (the "Stock Split"). As a result of the Stock Split the 833,626.65 Shares previously reported as beneficially owned by the Reporting Persons were converted into 277,875 Shares.

(a) BRE/HY beneficially owns 1,326,909 Shares (approximately 5.41% of the total number of Shares outstanding).


                               Page 9 of 15 Pages

                                                            Page 10 of 15 Pages


     BREP, in its capacity as the managing member of BRE/HY, may be deemed to be the beneficial owner of 1,326,909 Shares (approximately 5.41% of the total number of Shares outstanding).

     BREA, in its capacity as the general partner of BREP, may be deemed to be the beneficial owner of 1,326,909 Shares (approximately 5.41% of the total number of Shares outstanding).

     BREMA, in its capacity as the general partner of BREA, may be deemed to be the beneficial owner of 1,326,909 Shares (approximately 5.41% of the total number of Shares outstanding).

     BRE, in its capacity as the general partner of BREMA, may be deemed to be the beneficial owner of 1,326,909 Shares (approximately 5.41% of the total number of Shares outstanding).

     Peter G. Peterson, in his capacity as a founding member of BRE, may be deemed to be the beneficial owner of 1,326,909 Shares (approximately 5.41% of the total number of Shares outstanding).

     Stephen A. Schwarzman, in his capacity as a founding member of BRE, may be deemed to be the beneficial owner of 1,326,909 Shares (approximately 5.41% of the total number of Shares outstanding).

(b) BREP has discretionary authority and control over all of the assets of BRE/HY and pursuant to its status as managing member of BRE/HY, including the power to vote and dispose of the Shares held by BRE/HY. Therefore, BREP may be deemed to have sole power to direct the voting and disposition of 1,326,909 Shares.

     BREA has discretionary authority and control over all of the assets of BREP and pursuant to its status as the general partner of BREP, including the power to vote and dispose of the Shares held by BRE/HY. Therefore, BREA may be deemed to have sole power to direct the voting and disposition of 1,326,909 Shares.

     BREMA has discretionary authority and control over all of the assets of BREA and pursuant to its status as the general partner of BREA, including the power to vote and dispose of the Shares held by BRE/HY. Therefore, BREMA may be deemed to have sole power to direct the voting and disposition of 1,326,909 Shares.

     BRE has discretionary authority and control over all of the assets of BREMA and pursuant to its status as the general partner of BREMA, including the power to

                                                            Page 11 of 15 Pages


     vote and dispose of the Shares held by BRE/HY. Therefore, BRE may be deemed to have sole power to direct the voting and disposition of 1,326,909 Shares.

     Peter G. Peterson has discretionary authority and control over all of the assets of BRE and pursuant to his status as a founding partner of BRE, including the power to vote and dispose of the Shares held by BRE/HY. Therefore, he may be deemed to have shared power to direct the voting and disposition of 1,326,909 Shares.

     Stephen A. Schwarzman has discretionary authority and control over all of the assets of BRE and pursuant to his status as a founding partner of BRE, including the power to vote and dispose of the Shares held by BRE/HY. Therefore, he may be deemed to have shared power to direct the voting and disposition of 1,326,909 Shares.

(c) Except as set forth in Item 6 below, the Reporting Persons have not effected or caused to be effected any transactions with respect to the Shares in the 60 days prior to the date hereof.

(d) The members of BRE/HY, including BREP, have the right to receive and, subject to the terms and provisions of such advisory and partnership arrangements, the power to direct the receipt of dividends from and the proceeds of the sale of, any of the Shares beneficially owned by such members.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Preferred Share Exchange Agreement, dated June 22, 2004, by and among the Company and each of the holders of Company's Series A Preferred Stock, par value of $0.01 per share (the "Preferred Shares"), on June 25, 2004 the Reporting Persons acquired beneficial ownership of 1,049,034 Shares in exchange for 394,889 of the Preferred Shares beneficially owned by the Reporting Persons (the "Preferred Exchange"). The form of Preferred Share Exchange Agreement is incorporated by reference in this Item 6.

         In connection with the Preferred Exchange, BRE/HY entered into a Registration Rights Agreement, dated June 22, 2004, which provides BRE/HY and certain other holders of Shares and all other securities issued or distributed by the Company, with certain registration rights. The form of Registration Rights Agreement is incorporated by reference in this Item 6.

                                                            Page 12 of 15 Pages


         The Company has stated that it intends to use a portion of the net proceeds of its offering of Shares completed on June 25, 2004 to redeem all of the Preferred Shares that were not exchanged for Shares in the Preferred Exchange.

         Except as described above and elsewhere in this Schedule 13D, as of the date hereof there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer beneficially owned by BRE/HY.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

         The Exhibit Index is incorporated herein by reference.

                                                            Page 13 of 15 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date:  June 30, 2004

BRE/HY FUNDING L.L.C., a Delaware limited liability company

      By:   Blackstone Real Estate Partners, III L.P., a Delaware
            limited partnership

            By: Blackstone Real Estate Associates III L.P., a Delaware limited partnership, its general partner

                  By: Blackstone Real Estate Management Associates III L.P., a Delaware limited partnership, its general partner

                        By: BREA III L.L.C., a Delaware limited liability company, its general partner

                                    By: /s/ Jonathan D. Gray
                                        ---------------------------
                                        Name: Jonathan D. Gray
                                        Title: Member


        BLACKSTONE REAL ESTATE PARTNERS III L.P., a Delaware limited partnership

            By: Blackstone Real Estate Associates III L.P., a Delaware limited partnership, its general partner

                  By: Blackstone Real Estate Management Associates III L.P., a Delaware limited partnership, its general partner

                        By: BREA III L.L.C., a Delaware limited liability company, its general partner

                                   By: /s/ Jonathan D. Gray
                                       ---------------------------
                                       Name: Jonathan D. Gray
                                       Title: Member


        BLACKSTONE REAL ESTATE ASSOCIATES III L.P., a Delaware limited partnership

            By: Blackstone Real Estate Management Associates III L.P., a Delaware limited partnership, its general partner

                 By: BREA III L.L.C., a Delaware limited liability company, its general partner

                                                            Page 14 of 15 Pages





                   By: /s/ Jonathan D. Gray
                       --------------------------------
                       Name: Jonathan D. Gray
                       Title: Member


        BLACKSTONE REAL ESTATE MANAGEMENT ASSOCIATES III L.P., a Delaware limited partnership

            By: BREA III L.L.C., a Delaware limited liability company, its general partner


                        By: /s/ Jonathan D. Gray
                            ------------------------------
                            Name: Jonathan D. Gray
                            Title: Member


        BREA III L.L.C., a Delaware limited liability company


                       By: /s/ Jonathan D. Gray
                           ---------------------------
                       Name: Jonathan D. Gray
                       Title: Member



        PETER G. PETERSON

        /s/ Peter G. Peterson
        -----------------------------





        STEPHEN A. SCHWARZMAN

        /s/ Stephen A. Schwarzman
        -----------------------------

                                                            Page 15 of 15 Pages




              EXHIBIT INDEX

                                                                                  Page
                                                                                  ----
99.1.    Form of Preferred Share Exchange Agreement (incorporated by reference to Exhibit 10.38 to Amendment No. 4 to the Registration Statement on
         Form S-4, Registration No. 333-113410, filed with the Securities and
         Exchange Commission on June 21, 2004 ("Amendment No. 4"))

99.2.    Form of Registration Rights Agreement (incorporated by reference to
         Exhibit 10.39 to Amendment No. 4).